APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Beanchain Coffee LLC
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period
	31-Dec-21
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	**$ -**

Beanchain Coffee LLC
Balance Sheet - unaudited
For the period ended 12/31/21

		Current Period
		31-Dec-21
ASSETS		
Current Assets:		
Cash	$	-
Petty Cash		-
Accounts Receivables		-
Inventory		-
Prepaid Expenses		-
Employee Advances		-
Temporary Investments		-
Total Current Assets		-
Fixed Assets:		
Land		-
Buildings		-
Furniture and Equipment		-
Computer Equipment		-
Vehicles		-
Less: Accumulated Depreciation		-
Total Fixed Assets		-
Other Assets:		
Trademarks		-
Patents		-
Security Deposits		-
Other Assets		-
Total Other Assets		-
TOTAL ASSETS	**$**	**-**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	-
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		-
Other Liabilities		-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	**$**	**-**
Balance Sheet Check		-

Beanchain Coffee LLC
Statement of Cash Flow - unaudited
For the period ended 12-31-21

	Current Period
	31-Dec-21
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	-
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	-
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	-
Net Cash Flows From Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	-
CASH - BEGINNING	#REF!
CASH - ENDING	#REF!

Beanchain Coffee

Profit and Loss

January - December 2022

	TOTAL
Income	
Other Misc Income	16,200.44
Sales of Product Income	658.37
Total Income	**$16,858.81**
GROSS PROFIT	**$16,858.81**
Expenses	
Advertising & Marketing	952.38
Ask My Accountant	243.75
Bank Charges & Fees	73.78
Car & Truck	262.54
Contractors	36,874.02
Insurance	2,842.00
Job Supplies	7,561.45
Legal & Professional Services	1,141.15
Meals & Entertainment	495.29
Office Supplies & Software	3,587.00
Other Business Expenses	150.00
Payroll Expenses	
Taxes	822.87
Wages	2,820.00
Total Payroll Expenses	**3,642.87**
Rent & Lease	278.25
Repairs & Maintenance	670.12
Taxes & Licenses	1,662.81
Total Expenses	**$60,437.41**
NET OPERATING INCOME	**$ -43,578.60**
NET INCOME	**$ -43,578.60**

Beanchain Coffee

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
MEMBERSHIP SHARE (REQUIRED)	0.01
SMALL BUSINESS CHECKING	86,468.27
Total Bank Accounts	**$86,468.28**
Total Current Assets	**$86,468.28**
Fixed Assets	
Equipment	37,297.21
Ford Transit	33,997.39
Total Fixed Assets	**$71,294.60**
TOTAL ASSETS	**$157,762.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
AZ Income Tax	0.00
AZ Unemployment Tax	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	16.92
Total Payroll Liabilities	**16.92**
Total Other Current Liabilities	**$16.92**
Total Current Liabilities	**$16.92**
Total Liabilities	**$16.92**
Equity	
Owner's Investment	201,772.76
Owner's Pay & Personal Expenses	-243.00
Retained Earnings	-43,578.60
Net Income	-205.20
Total Equity	**$157,745.96**
TOTAL LIABILITIES AND EQUITY	**$157,762.88**

Beanchain Coffee

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-43,578.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Direct Deposit Payable	0.00
Payroll Liabilities:AZ Income Tax	0.00
Payroll Liabilities:AZ Unemployment Tax	0.00
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	16.92
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16.92**
Net cash provided by operating activities	**$ -43,561.68**
INVESTING ACTIVITIES	
Equipment	-37,297.21
Ford Transit	-33,997.39
Net cash provided by investing activities	**$ -71,294.60**
FINANCING ACTIVITIES	
Owner’s Investment	201,772.76
Owner’s Pay & Personal Expenses	-243.00
Net cash provided by financing activities	**$201,529.76**
NET CASH INCREASE FOR PERIOD	**$86,673.48**
CASH AT END OF PERIOD	**$86,673.48**

I, David Baxter, certify that:

1. The financial statements of Beanchain Coffee LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Beanchain Coffee LLC included in this Form reflects accurately the information reported on the tax return for Beanchain Coffee LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature David Baxter

Name: David Baxter

Title: Founder